Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 25, 2022

Raymond Be, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Mr. Be:

On behalf of Aspiriant Trust (the "Trust"), this letter responds to comments you provided regarding Post-Effective Amendment No. 33 to the Trust's registration statement on Form N-1A, which was filed on June 1, 2022 to reflect the addition of a new sub-adviser for the Aspiriant Risk-Managed Municipal Bond Fund. For your convenience, your comments as well as the Trust's responses are set forth below.

1.	Comment: Please file the response to comments at least five days before effectiveness. Please provide marked changed pages for review by email. Please note that changes in response to comments should be applied wherever applicable.

Response: The Trust acknowledges the staff's requests.

2.	Comment: Please provide the completed fee tables and expense examples in your filed response.

Response: The Trust represents that the completed fee tables and expense examples are included in the attached appendix.

3.	Comment: Please note that the fee waivers disclosed in the fee table footnotes must be in effect for the year of the prospectus.

Response: The Trust confirms that the waivers are in effect for the year of the prospectus and that the date in the footnotes has been updated accordingly.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

July 25, 2022

4.	Comment: On page 38 of the Statement of Additional Information, in the first paragraph under "Members and Structure of the Board," please consider clarifying Mr. Wagman's role and status.

Response: The Trust represents that the paragraph has been clarified by deleting the third sentence.

* * * * *

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust

APPENDIX

Aspiriant Risk-Managed Equity Allocation Fund

Shareholder Fees (fees paid directly from your investment):
	Advisor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE
Redemption Fee (as percentage of amount redeemed) (on shares held for 90 days or less)	NONE	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
	Advisor Shares	Institutional Shares(1)
Management Fees	0.24%	0.24%
Distribution (12b-1) Fees	NONE	0.25%
Other Expenses	0.17%	0.17%
Acquired Fund Fees and Expenses(2)	0.46%	0.46%
Total Annual Operating Expenses	0.87%	1.12%
Fee Waiver (3)	(0.14%)	(0.14%)
Total Annual Operating Expenses After Fee Waiver	0.73%	0.98%

(1)	Estimated for current fiscal year.
(2)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(3)	The Adviser has contractually agreed to waive its advisory fee from 0.24% to 0.16% and administrative services fee from 0.10% to 0.04% through July 31, 2023. Each arrangement may be terminated only by the Trust's Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Shares	$75	$264	$468	$1,060
Institutional Shares	$100	$342	$603	$1,351

Aspiriant Risk-Managed Municipal Bond Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.27%
Distribution (12b-1) Fees	NONE
Other Expenses	0.18%
Acquired Fund Fees and Expenses (1)	0.10%
Total Annual Operating Expenses	0.55%
Fee Waiver (2)	(0.13%)
Total Annual Operating Expenses After Fee Waiver	0.42%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.27% to 0.21% and administrative services fee from 0.10% to 0.03% through July 31, 2023. Each arrangement may be terminated only by the Trust's Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$43	$163	$294	$677

Aspiriant Defensive Allocation Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.10%
Distribution (12b-1) Fees	NONE
Other Expenses	0.16%
Acquired Fund Fees and Expenses (1)	2.23%
Total Annual Operating Expenses	2.49%
Fee Waiver (2)	(0.09%)
Total Annual Operating Expenses After Fee Waiver	2.40%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its administrative services fee from 0.10% to 0.01% through July 31, 2023. This arrangement may be terminated only by the Trust's Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$243	$767	$1,317	$2,819

Aspiriant Risk-Managed Taxable Bond Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.25%
Distribution (12b-1) Fees	NONE
Other Expenses	0.27%
Acquired Fund Fees and Expenses(1)	0.41%
Total Annual Operating Expenses	0.93%
Fee Waiver(2)	(0.24%)
Total Annual Operating Expenses After Fee Waiver	0.69%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.25% to 0.08% and administrative services fee from 0.10% to 0.03% through July 31, 2023. Each arrangement may be terminated only by the Trust's Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$70	$272	$491	$1,121

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